Exhibit 99.1

CONVENING NOTICE

This is the convening notice for the annual general meeting of shareholders of Sono Group N.V. (the "Company") to be held on December 21, 2022 at 3:00 pm Amsterdam time at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "AGM").

The agenda for the AGM is as follows:

1.	Opening

2.	Discharge from liability for the Company's managing directors with respect to the performance of their duties during the financial year ended December 31, 2020 (voting item)

3.	Discharge from liability for the Company's managing directors with respect to the performance of their duties during the financial year ended December 31, 2021 (voting item)

4.	Discharge from liability for the Company's supervisory directors with respect to the performance of their duties during the financial year ended December 31, 2021 (voting item)

5.	Discussion of the Company's dividend and reservation policy (discussion item)

6.	Instruction to PricewaterhouseCoopers Accountants N.V. for the external audit of the Company's annual accounts (voting item)

7.	Appointment of Arnd Schwierholz as supervisory director of the Company (voting item)

8.	Amendment to Company's articles of association to implement a reverse share split (voting item)

9.	Extension of authorization for the Company's management board (the "Management Board") to issue shares and grant rights to subscribe for shares (voting item)

10.	Extension of authorization for the Management Board to limit and exclude pre-emption rights (voting item)

11.	Extension of authorization for the Management Board to acquire shares and depository receipts for shares in the Company's capital (voting item)

12.	Closing

No business shall be voted on at the AGM, except such items as included in the above-mentioned agenda.

The record date for the AGM is November 23, 2022 (the "Record Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Record Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent (the "Registers") may attend and, if relevant, vote at the AGM ("Persons with Meeting Rights"), irrespective of changes to their shareholdings or rights after the Record Date.

Those who beneficially own shares in the Company's capital in an account at a bank, a financial institution, an account holder or other financial intermediary (the "Beneficial Owners") on the Record Date, must also have their financial intermediary or their agent with whom the underlying shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the AGM.

Persons with Meeting Rights and Beneficial Owners who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM (an "Attendance Notice") no later than 6:00 a.m. Amsterdam time on the fifth day prior to the AGM (the "Cut-off Time"). Beneficial Owners must enclose with their Attendance Notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company's capital, such as a recent account statement, and (ii) their signed proxy from the relevant shareholder who is registered in either of the Registers as the holder of those underlying shares on the Record Date.

Persons with Meeting Rights and Beneficial Owners who have duly provided an Attendance Notice to the Company may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders must submit a signed proxy to the Company no later than the Cut-off Time and present a copy of their proxy upon entry to the AGM. A proxy form can be downloaded from the Company's website (http://www.sonomotors.com).

The Company recommends shareholders to vote by proxy. The Company is closely following the continued development of the global pandemic and will observe local and AGM-location-specific restrictions (if any) in this regard. Depending on the number of shareholders who register to attend the meeting in person, we might make use of the flexibility provided under temporary legislation under Dutch law (if still applicable at that time) to switch to a virtual meeting, held solely by means of remote communication, in order to protect the health and safety of our shareholders, our managing directors and supervisory directors and others involved in the meeting. We will make that decision no later than 48 hours before the meeting starts. Updates in this regard will be posted on our corporate website (and announced in a Dutch newspaper with national distribution, as applicable) if arrangements in relation to the AGM change.

Any Attendance Notice, proof of beneficial ownership or signed proxy to be sent to the Company as part of the procedures described above must be provided via regular mail or e-mail to:

Sono Group N.V.

c/o C. Scheuber

Waldmeisterstrasse 76

80935 Munich

Germany

(corporateoffice@sonomotors.com)

Any Attendance Notice, proof of beneficial ownership or signed proxy received after the Cut-off Time may be ignored. Persons with Meeting Rights, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the AGM.

EXPLANATORY NOTES TO THE AGENDA

2.	Discharge from liability for the Company's managing directors with respect to the performance of their duties during the financial year ended December 31, 2020 (voting item)

It is proposed that the Company's managing directors be released from liability for the exercise of their duties during the financial year 2020. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's financial statements filed with the U.S. Securities and Exchange Commission (the "SEC") or in other public disclosures.

3.	Release from liability for the Company's managing directors with respect to the performance of their duties during the financial year ended December 31, 2021 (voting item)

It is proposed that the Company's managing directors be released from liability for the exercise of their duties during the financial year 2021. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's financial statements filed with the SEC, including its annual report on Form 20-F for the financial year 2021, or in other public disclosures.

4.	Release from liability for the Company's supervisory directors with respect to the performance of their duties during the financial year ended December 31, 2021 (voting item)

It is proposed that the Company's supervisory directors be released from liability for the exercise of their duties prior to and during the financial year 2021. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's financial statements filed with the SEC, including its annual report on Form 20-F for the financial year 2021, or in other public disclosures.

5.	Discussion of the Company's dividend and reservation policy (discussion item)

The Company has never paid or declared any cash dividends on its shares, and the Company does not anticipate paying any cash dividends on its shares in the foreseeable future. The Company intends to retain all available funds and future earnings to fund the completion of the development of the Sion and the start of its serial production as well as the further development and expansion of the Company's business. The Company may only pay dividends and other distributions from our reserves to the extent its shareholders' equity (eigen vermogen) exceeds the sum of the paid-in and called-up share capital plus the reserves required to be maintained by Dutch law or by the Company's articles of association (the "Articles of Association") and (if it concerns a distribution of profits) after adoption of the annual accounts by the general meeting from which it appears that such dividend distribution is allowed. Subject to such restrictions, any future determination to pay dividends or other distributions will be at the discretion of the Management Board and the Company's supervisory board (the "Supervisory Board") and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Management Board and Supervisory Board deem relevant.

6.	Instruction to PricewaterhouseCoopers Accountants N.V. for the external audit of the Company's annual accounts (voting item)

Under Dutch law, the Company's general meeting is, in principle, the corporate body authorized to annually appoint the external independent auditor for the audit of the Company's annual accounts.

It is proposed to instruct PricewaterhouseCoopers Accountants N.V. ("PwC") as the external independent Dutch auditor for the audit of the Company's annual accounts for the financial year ending December 31, 2021, thereby ratifying and confirming the instruction of PwC in respect of the financial year ending December 31, 2021.

7.	Appointment of Arnd Schwierholz as supervisory director of the Company (voting item)

The Supervisory Board has made a binding nomination to appoint Arnd Schwierholz as a supervisory director of the Company from the date of the AGM for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2026.

Mr. Schwierholz (age 52) currently works as an investment advisor at Iconical. Previously, Mr. Schwierholz occupied the position of chief financial officer of FlixBus and prior to that, he was chief financial officer of Air Berlin. He currently serves as a board member for Starship Technologies Inc.

Mr. Schwierholz has been nominated for his experience, background and skills with 25 years' experience working in investment banking, start-ups, corporates and venture capital.

Mr. Schwierholz does not hold any shares in the Company's share capital.

Contingent upon his appointment as supervisory director of the Company, Arnd Schwierholz will receive compensation for his services as a supervisory director consistent with the compensation package approved by the Company's general meeting.

8.	Amendment to Company's articles of association (voting item)

The Management Board proposes to amend the Articles of Association in order to create the effect of a reverse share split in respect of all issued and outstanding shares (irrespective of whether it concerns ordinary shares or high-voting shares) in the Company's capital at a ratio of 5:1, such that every five ordinary shares or high-voting shares, as applicable, will be combined into one share of the same class (the "Reverse Share Split"). The Management Board and the Supervisory Board believe that the Reverse Share Split should result in a higher trading price range for the Company's ordinary shares, which could make the Company's ordinary shares more attractive to investors.

No fractional shares will be issued in connection with the Reverse Share Split. Instead, the Company's transfer agent will sell, immediately prior to the implementation of the Reverse Share Split, all fractional ordinary shares that would otherwise be created as part of the Reverse Share Split on the Nasdaq Stock Exchange. A shareholder who would otherwise have received a fraction of an ordinary share will receive instead an amount of cash generated from such sales attributable to the shareholder's proportionate interest in the new proceeds of such sales, without interest.

A copy of the verbatim text of the proposed amendment described above has been made available on the Company's website and at the Company's office address in the official Dutch language together with an English translation thereof.

If agenda item 8 is adopted, each civil law notary, candidate civil law notary and lawyer of NautaDutilh N.V. will be authorized to have the deed of amendment to the Articles of Association executed, if and when the Management Board decides, with the approval of the Supervisory Board, to implement the Reverse Share Split by proceeding with the execution of the deed of amendment to the Articles of Association.

9.	Extension of authorization for the Management Board to issue shares and grant rights to subscribe for shares (voting item)

The Management Board has been authorized, for a period of five years following the initial public offering of the Company's shares (the "IPO"), to resolve to issue shares (irrespective of the class concerned) and/or grant rights to subscribe for those shares, in each case up to the Company's authorized share capital included in its articles of association from time to time. It is proposed that this authorization be extended to expire five years following the date of the AGM.

10.	Extension of authorization for the Management Board to limit and exclude pre-emption rights (voting item)

The Management Board has been authorized, for a period of five years following the IPO, to limit and/or exclude pre-emption rights in relation to an issuance of, or a granting of rights to subscribe for, shares (irrespective of the class concerned) resolved upon by the Management Board. It is proposed that this authorization be extended to expire five years following the date of the AGM.

111	Extension of authorization for the Management Board to acquire shares and depository receipts for shares in the Company's capital (voting item)

The Management Board has been authorized, for a period of 18 months following the IPO, to resolve for the Company to acquire fully paid-up shares (irrespective of the class concerned) in the Company's capital (and depository receipts for those shares), by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of the Company's ordinary shares on the Nasdaq Stock Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company's issued share capital from time to time. It is proposed that this authorization be renewed for a period of, and effectively extended until, 18 months following the date of the AGM for up to 10% of the Company's issued share capital (determined as at the close of business on the date of the AGM). If the resolution proposed under this agenda item 11 is passed, the proposed authorization shall replace the currently existing authorization.